SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e‑4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Rocket Fuel Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value (Title of Class of Securities)

773111109 (CUSIP Number of Class of Securities’ Underlying Common Stock)

E. Randolph Wootton III Chief Executive Officer Rocket Fuel Inc. 1900 Seaport Blvd. Redwood City, CA 94063 (650) 595-1300
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to: Steven E. Bochner Rachel B. Proffitt Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not Applicable*
*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐ Check the box if any part of the fee is offset as provided by Rule 0‑11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party: Not applicable.
Date filed: Not applicable.
☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d‑1.
☐ issuer tender offer subject to Rule 13e‑4.
☐ going-private transaction subject to Rule 13e‑3.
☒ amendment to Schedule 13D under Rule 13d‑2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made prior to the commencement of an anticipated tender offer to allow eligible employees of Rocket Fuel Inc. (the “Company”) to exchange certain of their outstanding stock options for a lesser number of stock options to be granted under the Company’s 2013 Equity Incentive Plan with a new vesting schedule (the “Exchange Program”).

On March 2, 2016, E. Randolph Wootton III, the Company’s Chief Executive Officer, held an employee town hall meeting in which he announced that the Company is planning the detailed steps necessary to conduct the anticipated Exchange Program and provided certain additional information related to the program. A transcript of the the portion of the meeting related to the Exchange Program and related materials distributed to employees at the meeting are attached to this report as Exhibit 99.1 and Exhibit 99.2.
The transcript and other materials described in this report do not constitute an offer to holders of eligible options to exchange such options. The Exchange Program has not yet commenced and may not be implemented. If the Company proceeds with the Exchange Program, at the time the program begins, the Company will provide employees who are eligible to participate in the Exchange Program with written materials explaining the precise terms and timing of the program. Employees who are eligible to participate in the Exchange Program should read these written materials carefully when they become available because they will contain important information about the program. The Company will also file these written materials with the U.S. Securities and Exchange Commission (“SEC”) as part of a tender offer statement upon the commencement of the tender offer. The Company’s stockholders will be able to obtain these written materials and other documents, once filed by the Company with the SEC, free of charge at www.sec.gov. Eligible holders of the Company’s stock options may obtain a written copy of the tender offer documents, when available and free of charge, by contacting Ken Scully, Senior Director, Stock Administration, at exchange@rocketfuelinc.com or at (650) 517-8837.

Item 12.	Exhibits.

Exhibit Number	Description
99.1	Partial transcript of town hall meeting held on March 2, 2016
99.2	Materials distributed to employees of the Company at the town hall meeting held on March 2, 2016